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TABLE OF CONTENTS

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-067268

P R O S P E C T U S  S U P P L E M E N T
(To prospectus dated November 14, 2002)

2,750,000 Shares Orient-Express Hotels Ltd. Class A Common Shares

        Sea Containers Ltd. is offering 2,750,000 of our class A common shares, par value $.01 each. Orient-Express Hotels will not receive any of the proceeds from the sale of the shares by Sea Containers.

        The class A common shares are listed on the New York Stock Exchange under the symbol "OEH." On November 13, 2002, the last reported sale price of the class A common shares on the New York Stock Exchange was $13.83 per share.

        Investing in the class A common shares involves risks. See "Risk Factors" beginning on page 3 of the accompanying prospectus.

	Per Share	Total
Public offering price	$12.75	$35,062.500
Underwriting discount	$.383	$1,053,250
Proceeds, before expenses, to Sea Containers	$12.367	$34,009,250

         The underwriters may also purchase up to 350,000 additional class A common shares from Sea Containers at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover overallotments.

        None of the Securities and Exchange Commission, any state securities commission or any Bermuda regulatory authority has approved or disapproved of the class A common shares being offered by this prospectus supplement or the accompanying prospectus, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The class A common shares will be ready for delivery on or about November 19, 2002.

Merrill Lynch & Co.	Lazard

The date of this prospectus supplement is November 14, 2002.

TABLE OF CONTENTS

Prospectus Supplement
Summary
Price Range And Dividend History Of Our Class A Common Shares
Material Tax Considerations
Underwriting
Legal Matters
Experts
Prospectus
Risk Factors
Risks Relating to Our Business
Risks Relating to Our Relationships with Sea Containers Ltd.
Other Risk Factors
Forward-Looking Statements
Description of Common Shares
Dividend Rights
Voting Rights
Shareholder Rights Agreement
Liquidation Rights
Conversion Rights
Miscellaneous
Selling Shareholder
Plan of Distribution
Authorized Representative
Legal Matters
Experts
Where you can find more information

        You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. Neither we nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriters is making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the respective dates of such documents. Our business, financial condition, results of operations and prospects may have changed since such dates.

SUMMARY

        Orient-Express Hotels Ltd. is a hotel and leisure company focused on the luxury end of the leisure market. It currently owns and/or operates 30 highly individual deluxe hotels worldwide, six tourist trains, a river cruiseship and four restaurants (one of which is a local group of four outlets). Orient-Express Hotels acquires only very distinctive properties in areas of outstanding cultural, historic or recreational interest in order to provide luxury lifestyle experience for the elite traveler.

        Hotels and restaurants represent the largest segment of our business, contributing 84% of revenue in 2001 and 85% of revenue for the nine months ended September 30, 2002. Tourist trains and cruises accounted for the remaining 16% of revenue in 2001 and the remaining 15% of revenue for the period ended September 30, 2002. Our worldwide portfolio of hotels currently consists of 2,900 individual guest rooms and multiple-room suites, each known as a key. A majority of our customers are leisure travelers, with approximately 55% of our guests in 2001 originating from the United States, 32% from Europe and 13% from elsewhere in the world.

        On November 13, 2002, Sea Containers announced that it no longer planned to proceed with a previously proposed spinoff of our common shares held by Sea Containers to its shareholders, and that it planned to sell additional amounts of our common shares to reduce its equity interest in us to slightly less than 50% in order to deconsolidate Orient-Express Hotels from its balance sheet and to sell more of our common shares when market conditions improve. Orient-Express Hotels understands that this offering would result in Sea Containers owning slightly less than 50% of Orient-Express Hotels' outstanding class A and B common shares (excluding any class B shares owned by a subsidiary).

The Offering

Class A common shares offered by Sea Containers (1)	2,750,000 shares
Class A and B common shares to be held by Sea Containers immediately after this offering (2)	14,753,300 shares
Class A and B common shares to be outstanding immediately after this offering (2) (3)	30,800,000 shares
Use of Proceeds	Orient-Express Hotels will not receive any of the proceeds from the sale of shares in this offering.
New York Stock Exchange symbol	OEH
Risk factors	See "Risk Factors" in the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in the class A common shares.

(1)
Holders of class B common shares have one vote per share at any general meeting of Orient-Express Hotels, and holders of class A common shares have one-tenth of a vote per share at any general meeting of Orient-Express Hotels. The holders of class A and class B shares vote together as a single class on most matters. See "Description of Common Shares" beginning on page 11 of the accompanying prospectus.

(2)
On July 22, 2002, our wholly-owned subsidiary, Orient-Express Holdings 1 Ltd., exercised an option to acquire from Sea Containers 18,044,478 of Orient-Express Hotels' class B common shares at an aggregate price of $180,445. These shares remain outstanding and may be voted by Orient-Express Holdings 1 Ltd., although they are disregarded for purposes of calculating our earnings per share while the shares are owned by the subsidiary. On the same date, a subsidiary of Sea Containers exercised an option to acquire from four of our subsidiaries all of the class B common shares of Sea Containers held by them. As a result of these transactions, voting control of Orient-Express Hotels passed from Sea Containers to Orient-Express Holdings 1 Ltd., and Orient-Express Hotels no longer owns any shares of Sea Containers. As of the date of this prospectus supplement, Orient-Express Holdings 1 Ltd. and Sea Containers hold common shares representing approximately 77% and 16%, respectively, of the combined voting power of the outstanding common shares of Orient-Express Hotels for most matters submitted to a vote of its shareholders.

(3)
The number of outstanding common shares disregards the 18,044,478 class B common shares owned by Orient-Express Holdings 1 Ltd. as described in note (2) above.

The number of class A and class B common shares outstanding excludes 750,000 class A and class B common shares reserved for issuance under the 2000 Stock Option Plan of Orient-Express Hotels. The number of class A and class B common shares to be held by Sea Containers immediately after this offering does not reflect the exercise by the underwriters of their overallotment option.

PRICE RANGE AND DIVIDEND HISTORY OF OUR CLASS A COMMON SHARES

        The class A common shares of Orient-Express Hotels are listed on the New York Stock Exchange. The following table presents the quarterly high and low sales prices of the class A common shares for the periods indicated as reported for New York Stock Exchange composite transactions:

	High	Low
2001
First Quarter	$23.60	$16.00
Second Quarter	23.25	16.30
Third Quarter	22.45	10.60
Fourth Quarter	18.40	12.31
2002
First Quarter	$20.90	$16.00
Second Quarter	20.80	16.70
Third Quarter	17.71	12.20
Fourth Quarter (through November 13)	14.30	12.95

        Orient-Express Hotels has paid no cash dividends on its class A and B common shares since its initial public offering, the board of directors of Orient-Express Hotels having determined to retain profits to fund its future growth and development.

        The Islands of Bermuda where Orient-Express Hotels is incorporated have no applicable governmental laws, decrees or regulations which restrict the export or import of capital or affect the payment of dividends or other distributions to nonresident holders of the class A and class B common shares or which subject United States holders to taxes.

        At September 30, 2002, the number of record holders of the class A common shares was approximately 20.

MATERIAL TAX CONSIDERATIONS

        The income tax consequences of an investment in Orient-Express Hotels are complex and may vary significantly with the particular situation of each investor. Before purchasing any class A common shares, each prospective investor should consult his or her own tax counsel about the particular tax consequences of investing in Orient-Express Hotels. There can be no assurance that the U.S. or Bermuda tax laws will not be changed.

Material Bermuda Tax Considerations

        As of the date of this prospectus supplement, there is no Bermuda income, corporation, or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or our shareholders, other than shareholders ordinarily resident in Bermuda.

        Orient-Express Hotels has received from the Minister of Finance in Bermuda under the Exempted Undertakings Tax Protection Act, 1966, as amended, an undertaking that, in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital assets, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not until March 28, 2016 be applicable to Orient-Express Hotels or to any of its operations, or to the class A common shares, debentures or other obligations of Orient-Express Hotels, except insofar as such tax applies to persons ordinarily resident in Bermuda and holding such class A common shares, debentures or other obligations of Orient-Express Hotels or any land leased or let to Orient-Express Hotels.

Material United States Federal Income Tax Considerations

        Subject to the limitations described in the next paragraph, the following discussion describes the material United States federal income tax consequences to a holder of Orient-Express Hotels' class A common shares, referred to for purposes of this discussion as a "U.S. Holder," that is:

  •
  a citizen or resident of the United States;

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  a corporation created or organized in the United States or under the laws of the United States or of any state;

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  an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

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  a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

        This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person's decision to purchase class A common shares. This summary considers only U.S. Holders that will own class A common shares as capital assets.

        This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular shareholder based on such shareholder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the United States federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

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  are broker-dealers or insurance companies;

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  have elected mark-to-market accounting;

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  are tax-exempt organizations;

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  are financial institutions or "financial services entities";

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  hold class A common shares as part of a straddle, "hedge" or "conversion transaction" with other investments;

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  own directly, indirectly or by attribution at least 10% of our voting power; and

  •
  have a functional currency that is not the U.S. dollar.

        In addition, this discussion does not address any aspect of state, local or non-United States tax laws.

        Additionally, the discussion does not consider the tax treatment of persons who hold class A common shares through a partnership or other pass-through entity or the possible application of United States federal gift or estate tax. Material aspects of United States federal income tax relevant to a holder other than a U.S. Holder, or a "Non-U.S. Holder," are also discussed below.

        Each prospective investor is advised to consult such person's own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of our class A common shares.

Taxation of Dividends Paid on Class A Common Shares

        Orient-Express Hotels currently does not intend to pay dividends for the foreseeable future. However, in the event we make any distributions of cash or other property to a U.S. Holder, the U.S. Holder will be required to include in gross income the amount of such distribution to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder's basis in the class A common shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of class A common shares.

Taxation of the Disposition of Class A common Shares

        Upon the sale, exchange or other disposition of class A common shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder's basis in the class A common shares, which is usually the cost of such shares, and the amount realized on the disposition. Capital gain from the sale, exchange or other disposition of class A common shares held more than one year is long-term capital gain, and is eligible for preferential tax rates for individuals. The deductibility of a capital loss recognized on the sale, exchange or other disposition of class A common shares is subject to limitations.

Passive Foreign Investment Company Considerations

        We believe that Orient-Express Hotels will not be treated as a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes for the current taxable year or for future taxable years. However, an actual determination of PFIC status is fundamentally factual in nature and cannot be made until the close of the applicable taxable year. A non-US corporation will be a PFIC for any taxable year in which either 75% or more of its gross income is passive income, or the average percentage of its assets which produce passive income or which are held for the production of passive income is at least 50%. If Orient-Express Hotels were to become a PFIC, a U.S. Holder of class A common shares would be subject to adverse tax consequences with respect to certain distributions on, and gain realized from a disposition of such shares. You should consult your own tax advisors regarding the potential application of the PFIC rules to your ownership of class A common shares.

Tax Consequences for Non-U.S. Holders of Class A common Shares

        Except as described in "Information Reporting and Back-up Withholding" below, a Non-U.S. Holder of class A common shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, class A common shares, unless:

  •
  such item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States,

  •
  the Non-U.S. Holder is an individual who holds the class A common shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption, or

  •
  the Non-U.S. Holder is subject to tax pursuant to the provisions of United States tax law applicable to U.S. expatriates.

Information Reporting and Back-up Withholding

        U.S. Holders generally are subject to information reporting requirements and potential back-up withholding, with respect to dividends paid on class A common shares and on proceeds paid from the disposition of class A common shares. Back-up withholding (currently at the rate of 30%) will apply unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption in the manner required by Treasury regulations.

        Non-U.S. Holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or upon the disposition of, class A common shares, provided that such non-U.S. Holder establishes its non-U.S. status (or other exemption) in the manner required by Treasury regulations.

        The amount of any back-up withholding will be allowed as a credit against a U.S. or Non-U.S. Holder's United States federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

UNDERWRITING

        Subject to the terms and conditions set forth in the underwriting agreement among us, Sea Containers Ltd., as selling shareholder and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Lazard Frères & Co. LLC as underwriters, Sea Containers has agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from Sea Containers the number of class A common shares listed opposite their names below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,200,000
Lazard Frères & Co. LLC	550,000

Total	2,750,000

        Orient-Express Hotels and Sea Containers have agreed to indemnify the underwriters and each person, if any, who controls any underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        According to the terms of the underwriting agreement, the underwriters will either purchase all of the shares or none of them.

        The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by its counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

        The underwriters have advised Orient-Express Hotels and Sea Containers that they propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $.383 per share. The underwriters may allow, and dealers may reallow, a discount not in excess of $.10 per share to other dealers. After the initial public offering, the public offering price and other selling terms may be changed and commissions may be charged.

        The following table shows the initial public offering price, underwriting discount and proceeds before expenses to Sea Containers. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$12.75	$35,062,500	$39,525,000
Underwriting discount	$.383	$1,053,250	$1,187,300
Proceeds, before expenses, to Sea Containers	$12.367	$34,009,250	$38,337,700

        Sea Containers will pay the expenses, fees and taxes incident to this offering.

Overallotment Option

        Sea Containers has granted an option to the underwriters to purchase up to 350,000 additional class A common shares at the public offering price set forth on the cover of this prospectus supplement less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any overallotments.

No Sales of Similar Securities

        Orient-Express Hotels, Sea Containers and James B. Sherwood have agreed not to sell or transfer any class A or class B common shares of Orient-Express Hotels for 60 days after the date of this prospectus supplement, subject to certain exceptions, without first obtaining the written consent of Merrill Lynch on behalf of the underwriters. Specifically, Orient-Express Hotels and these other shareholders have agreed not to directly or indirectly:

  •
  offer, pledge, sell or contract to sell any class A or B common shares;

  •
  sell any option or contract to purchase any class A or B common shares;

  •
  purchase any option or contract to sell any class A or B common shares;

  •
  grant any option, right or warrant for the sale of any class A or B common shares;

  •
  lend or otherwise dispose of or transfer any class A or B common shares;

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  request or demand that Orient-Express Hotels file a registration statement related to the class A or B common shares; or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any class A or class B common shares whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

        This lockup provision applies to class A or class B common shares of Orient-Express Hotels and to securities convertible into or exchangeable or exercisable for or repayable with class A or B common shares. It also applies to class A or B common shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The restrictions described above do not apply to the sale of shares by Sea Containers to the underwriters solely to cover overallotments in this offering.

New York Stock Exchange Listing

        The class A common shares are listed on the New York Stock Exchange under the symbol "OEH".

Price Stabilization and Short Positions

        Until the distribution of the class A common shares is completed, rules of the Securities and Exchange Commission may limit the underwriters from bidding for and purchasing of the common shares of Orient-Express Hotels. However, the underwriters may engage in transactions that stabilize the price of the class A common shares, such as bids or purchases to peg, fix or maintain that price.

        If the underwriters create a short position in the class A common shares in connection with this offering (i.e., if it sells more class A common shares than are set forth on the cover page of this prospectus supplement), the underwriters may reduce that short position by purchasing class A common shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of the class A common shares to stabilize its price or to reduce a short position may cause the price of the class A common shares to be higher than it might be in the absence of such purchases.

        Neither Orient-Express Hotels nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the class A common shares. In addition, neither Orient-Express Hotels nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Internet Distribution of Prospectus

        The underwriters may be facilitating Internet distribution for this offering to certain of its Internet subscription customers and may allocate a number of shares for sale to its online brokerage customers. If the underwriters facilitate such an Internet distribution, an electronic prospectus will be made available on the website maintained by the underwriter. Other than the prospectus in electronic format, the information contained on the website maintained by the underwriters relating to this offering is not a part of this prospectus supplement.

Other Relationships

        The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with Orient-Express Hotels. They have received customary fees and commissions for these transactions.

LEGAL MATTERS

        Carter, Ledyard & Milburn, New York, New York, is passing upon matters of United States law for Orient-Express Hotels and Sea Containers with respect to this offering, Appleby Spurling & Kempe, Hamilton, Bermuda, is passing upon matters of Bermuda law for Orient-Express Hotels and Sea Containers with respect to this offering, and Shearman & Sterling, New York, New York is passing upon legal matters for the underwriters with respect to this offering. Shearman & Sterling will rely upon Appleby Spurling & Kempe, Hamilton, Bermuda, with respect to matters of Bermuda law. Robert M. Riggs, a member of Carter, Ledyard & Milburn, is a director of Sea Containers, and John D. Campbell, senior counsel of Appleby Spurling & Kempe, is a director and a vice president of Sea Containers and Orient-Express Hotels.

EXPERTS

        The financial statements and the related financial statement schedule incorporated in this prospectus supplement by reference from Orient-Express Hotels' Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated in this prospectus supplement by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

P R O S P E C T U S

5,000,000 Class A Common Shares

Orient-Express Hotels Ltd.

        Sea Containers Ltd. may offer and sell from time to time up to 5,000,000 class A common shares of Orient-Express Hotels Ltd. Orient-Express Hotels will receive no part of the proceeds from the sale of these shares by Sea Containers. Sea Containers will bear all the costs, expenses and fees incident to its offer and sale of the Shares.

        The class A common shares of Orient-Express Hotels are listed on the New York Stock Exchange under the symbol OEH. On November 13, 2002, the last reported sale price of a class A common share for New York Stock Exchange composite transactions was $13.83.

        Sea Containers has informed Orient-Express Hotels that it may sell the class A common shares from time to time in ordinary brokers' transactions at then current market prices, or in other transactions at negotiated prices. Sea Containers may effect these transactions through or with brokers or dealers who may receive compensation in the form of commissions or discounts.

        Orient-Express Hotels maintains its registered office at 41 Cedar Avenue, Hamilton HM 12, Bermuda, telephone 441-295-2244. Its main service subsidiary in the United Kingdom is Orient-Express Services Ltd. located at Sea Containers House, 20 Upper Ground, London SE1 9PF, England, telephone 011-44-20-7805-5060, and its main United States subsidiary—Orient-Express Hotels Inc.—has offices at 1155 Avenue of the Americas, New York, New York 10036, telephone 212-302-5055.

        Orient-Express Hotels' bye-laws provide that its board of directors cannot declare a cash dividend on either of its class A or class B common shares without at the same time declaring an equal cash dividend on the other class of common shares. In general, holders of class A common shares and class B common shares vote together as a single class on all matters submitted to a vote of Orient-Express Hotels' shareholders, with holders of class B common shares having one vote per share and holders of class A common shares having one-tenth of one vote per share. Each class B common share is convertible at any time into one class A common share. In all other material respects, the class A common shares and class B common shares are identical and are treated as a single class of common shares. See "Description of Common Shares."

        You should carefully consider the risk factors beginning on page 3 before you invest in the class A common shares.

        None of the Securities and Exchange Commission, any state securities commission or any Bermuda regulatory authority has approved or disapproved of the class A common shares being offered by this prospectus, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 14, 2002.

        This prospectus also relates to 5,000,000 rights to purchase Orient-Express Hotels' series A junior participating preferred shares. These rights are not currently exercisable and are attached to and transferable only with the class A common shares sold in this offering. See "Description of Common Shares—Shareholder Rights Agreement."

        You should rely on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

RISK FACTORS

        A prospective purchaser of class A common shares should carefully consider the risks described below and the other information contained in or incorporated by reference in this prospectus before making a decision to purchase class A common shares.

        If any of these risks occur, our business, prospects, financial condition, results of operations or cash flows could be materially adversely affected. In such case, the market price of the class A common shares could decline.

        This prospectus, including the documents incorporated in it by reference, also contains forward-looking statements that involve risks and uncertainties. We refer you to "Forward-Looking Statements" in this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus.

Risks Relating to Our Businesses

Our operations are subject to adverse factors generally encountered in the hospitality industry.

        Besides the specific conditions discussed in the risk factors below, these factors include

  •
  cyclical downturns arising from changes in general and local economic conditions,

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  dependence on varying levels of tourism, business travel and corporate entertainment,

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  rising or falling disposable income of consumers and the travelling public,

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  changes in popular travel patterns,

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  competition from other hotels and leisure time activities,

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  periodic local oversupply of guest accommodation, which may adversely affect occupancy rates and actual room rates achieved,

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  increases in operating costs due to inflation and other factors which may not be offset by increased revenues,

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  regional and local economic and political conditions affecting market demand, including recessions, civil disorder and acts of terrorism,

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  foreign exchange rate movements,

  •
  adverse weather conditions or destructive forces like fire or flooding, and

  •
  seasonality, in that many of our hotels and tourist trains are located in the northern hemisphere where they operate at low revenue or close during the winter months.

        The effect of these factors varies among our hotels and other properties because of their geographic diversity.

        In particular, as a result of terrorist attacks in the United States on September 11, 2001 and the subsequent military action in Afghanistan, international, regional and even domestic travel have been disrupted. Demand for most of Orient-Express Hotels' properties declined substantially in the latter part of 2001, and the effects of the disruption are continuing to be felt. For example, American leisure travelers seem more reluctant than in the past to go abroad, and the booking lead-times by guests, travel agents and tour operators at our properties has shortened since September 11. Future acts of terrorism or possible military action, including a possible war in Iraq, could again reduce leisure and business travel.

The hospitality industry is highly competitive, both for acquisitions of new hotels and restaurants and for customers for our properties.

        Orient-Express Hotels competes for hotel and restaurant acquisition opportunities with others who have substantially greater financial resources than we do. They may be prepared to accept a higher level of financial risk than we can prudently manage. This competition may have the effect of reducing the number of suitable investment opportunities offered to us and increasing our acquisition costs by enhancing the bargaining power of property owners seeking to sell or to enter into management agreements.

        Some of our properties are located in areas where there are numerous competitors. For example, competing deluxe hotels opened in 2001 near our properties in New Orleans and Rio de Janeiro. Competitive factors in the hospitality industry include convenience of location, the quality of the property, room rates and menu prices, the range and quality of food services and amenities offered, types of cuisine, and name recognition. Demographic, geographic or other changes in one or more of our markets could impact the convenience or desirability of our hotels and restaurants, and so could adversely affect their operations. Also, new or existing competitors could significantly lower rates or offer greater conveniences, services or amenities or significantly expand, improve or introduce new facilities in markets in which our hotels and restaurants compete.

The hospitality industry is heavily regulated, including with respect to food and beverage sales, employee relations, construction and environmental concerns, and compliance with these laws could reduce revenues and profits of properties owned or managed by Orient-Express Hotels.

        Orient-Express Hotels and its various properties are subject worldwide to numerous laws, including those relating to the preparation and sale of food and beverages, liquor service, and health and safety of premises. Our properties are also subject to laws governing our relationship with our employees in such areas as minimum wage and maximum working hours, overtime, working conditions, hiring and firing employees and work permits. Also, the success of expanding our existing properties depends upon our obtaining necessary building permits or zoning variances from local authorities.

        Orient-Express Hotels also is subject to foreign and U.S. laws and regulations relating to the environment and the handling of hazardous substances which may impose or create significant potential environmental liabilities, even in situations where the environmental problem or violation occurred on a property before we acquired it.

Our acquisition, expansion and development strategy may be less successful than we expect, and therefore, our growth may be limited.

        We intend to increase the revenues and net income of Orient-Express Hotels through acquisitions of new properties and expansion of its existing properties. Our ability to pursue new growth opportunities successfully will depend on our ability to identify properties suitable for acquisition and expansion, to negotiate purchases or construction on satisfactory terms, to obtain the necessary financing and permits and to integrate new properties into our operations. Also, our acquisition of properties in new locations may present operating and marketing challenges that are different from those we currently encounter in our existing locations. We cannot assure you that we will succeed in our growth strategy.

        We may develop new properties in the future. New project development is subject to such adverse factors as market or site deterioration after acquisition, inclement weather, labor or material shortages, work stoppages and the continued availability of construction and permanent financing. For example, the opening of the Westcliff Hotel in Johannesburg occurred about six months later than originally planned as construction took longer than expected. This delay had a significant adverse impact on the revenues and profitability of our African operations.

We cannot be sure that we will obtain the necessary additional capital to finance the growth of our business.

        The acquisition and expansion of leisure properties, as well as the ongoing renovations, refurbishments and improvements required to maintain or upgrade our existing properties, are capital intensive. Our current expansion plans call for the expenditure of up to an aggregate of $110 million over the next three years to add new rooms and/or facilities to our existing properties, and our current acquisition plans call for the expenditure of about $50 million per year for new properties, which would be financed by a suitable level of mortgage debt. The availability of future borrowings and access to the capital markets for equity financing to fund these acquisitions and expansions depends on prevailing market conditions and the acceptability of financing terms offered to us. We cannot assure you that future borrowings or equity financing will be available to us, or available on acceptable terms, in an amount sufficient to fund our needs. Future equity financings may be dilutive to the existing holders of our common shares. Future debt financings could involve restrictive covenants which would limit our flexibility in operating our business.

Currency fluctuations may have a material adverse effect on our financial statements and/or our operating margins.

        Substantial portions of the revenues and expenses of Orient-Express Hotels are denominated in non-U.S. currencies such as European euros, British pounds sterling, South African rand, Australian dollars, Peruvian nuevos soles, Botswana pula, Brazilian reais, Mexican pesos and French Pacific francs. In addition, we buy assets and incur liabilities in these foreign currencies. Foreign exchange rate fluctuations may have a material adverse effect on our financial statements and/or our operating margins.

        Our financial statements, which are presented in U.S. dollars, can be impacted by foreign exchange fluctuations through both

  •
  translation risk, which is the risk that our financial statements for a particular period or as of a certain date depend on the prevailing exchange rates of the various currencies against the U.S. dollar, and

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  transaction risk, which is the risk that the currency of our costs and liabilities fluctuates in relation to the currency of our revenue and assets, which fluctuations may adversely affect our operating margins.

        With respect to translation risk, even though the fluctuations of currencies against the U.S. dollar can be substantial and therefore significantly impact comparisons with prior periods, the translation impact is a reporting consideration and does not affect the underlying results of operations, as transaction risk does. As far as we can, we match foreign currency revenues and costs and assets and liabilities to provide a natural hedge against translation risks although this is not a perfect hedge.

        With respect to transaction risk, although this risk may adversely affect operating margins, we may mitigate our exposure by entering into forward foreign exchange contracts from time to time.

Our owned hotels and restaurants are subject to risks generally incident to the ownership of commercial real estate and often beyond our control.

        These include

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  changes in national, regional and local economic and political conditions,

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  local real estate market fluctuations,

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  changes in interest rates and in the availability, cost and terms of financing,

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  the impact of present or future governmental legislation and regulations (including environmental laws),

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  the ongoing need for capital improvements to maintain or upgrade properties,

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  changes in property taxes and operating expenses, and

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  the potential for uninsured or underinsured losses.

Our substantial indebtedness could adversely affect our financial health.

        Orient-Express Hotels has a significant amount of debt and may incur additional debt from time to time. As of September 30, 2002, its consolidated long-term indebtedness was $451.7 million, including the current portion. Our substantial indebtedness could

  •
  require us to dedicate much of our cash flow from operations to payments on our indebtedness, and so reduce the availability of cash flow to fund our working capital, capital expenditures, product and service development and other general corporate purposes; for example, in 2001 Orient-Express Hotels generated $29.9 million in cash from operating activities after paying interest of $20.3 million and before loan principal repayments of $50.0 million,

  •
  limit our ability to obtain additional financing to fund future working capital, capital expenditures, product and service development and other general corporate purposes,

  •
  increase our vulnerability to adverse economic and industry conditions, including the seasonality of some of our businesses, or

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  limit our flexibility in planning for, or reacting to, changes in our business and industry as well as the economy generally.

        Also, since substantially all of our consolidated long-term debt at September 30, 2002, accrued interest at rates that fluctuate with prevailing interest rates, any increases in prevailing interest rates may increase our interest payment obligations. From time to time, Orient-Express Hotels enters into hedging transactions in order to manage its floating interest-rate exposure.

Covenants in our financing agreements could limit our discretion in operating our businesses, causing us to make less advantageous business decisions; our indebtedness is secured by substantially all of our properties.

        Orient-Express Hotels' financing agreements with about 20 commercial bank lenders contain covenants that include limits on additional debt secured by mortgaged properties, limits on liens on property and limits on mergers and asset sales, and financial covenants requiring maintenance of a minimum net worth amount or a minimum interest expense coverage, or establishing a maximum debt to equity ratio. Our indebtedness is also secured by substantially all of our properties. Future financing agreements may contain similar, or even more restrictive, provisions and covenants. If Orient-Express Hotels fails to comply with the restrictions in its present or future financing agreements, a default may occur. A default could allow the creditors to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. A default could also allow the creditors to foreclose on the properties securing such debt.

Our operations may be adversely affected by extreme weather conditions and the impact of natural disasters.

        We operate properties in a variety of locales, each of which is subject to local weather patterns and their effects on our properties as well as on customer travel. Since our revenues are dependent on the revenues of individual properties, extreme weather conditions can from time to time have a major adverse impact upon individual properties or particular regions. For example, in November 1999 a major hurricane passed over St. Martin where our La Samanna hotel is located, resulting in the closing of the hotel until February 2000 so that we missed much of the high season that year.

        Our properties are also vulnerable to the effects of destructive forces, such as fire, storms and flooding. Although our properties are insured against property damage, damages resulting from acts of God or otherwise may exceed the limits of our insurance coverage or be outside the scope of that coverage. Our La Samanna hotel, for example, suffered substantial wind and flooding damage during the 1999 hurricane. Although we were fully insured for such damage, we may face losses with other natural disasters affecting our properties in the future.

If our relationships with our employees were to deteriorate, we may be faced with labor shortages or stoppages, which would adversely affect our ability to operate our facilities.

        Our relations with our employees in various countries, including the approximately 2,000 employees represented by labor unions, could deteriorate due to disputes related to, among other things, wage or benefit levels or our response to changes in government regulation of workers and the workplace. Our operations rely heavily on our employees' providing high-quality personal service, and any labor shortage or stoppage caused by poor relations with employees, including labor unions, could adversely affect our ability to provide those services, which could reduce occupancy and room revenue and even tarnish our reputation.

Risks Relating to Our Relationships with Sea Containers Ltd.

Our share price may be adversely affected by the limited liquidity of our shares in the market because Sea Containers has decided not to make a spin-off distribution of our shares. However, any sales of substantial numbers of our shares by Sea Containers might adversely affect the market price of our shares.

        Sea Containers has recently announced its intention not to pursue further a proposal to distribute to its shareholders all of the common shares of Orient-Express Hotels that Sea Containers owns. Assuming the sale of all the class A common shares covered by this prospectus, Sea Containers will own approximately 14,753,300 of Orient-Express Hotels' class A and class B common shares, or approximately 48% of its outstanding common shares (excluding those held by a subsidiary of Orient-Express Hotels). The liquidity of the common shares in the market will continue to be limited unless and until Sea Containers elects to make further future sales of our class A common shares. Any future sales of substantial amounts of our common shares in the public market, or the perception that such sales might occur, could adversely affect the market price of our class A common shares. Sea Containers has agreed that it will not sell any class A common shares other than those offered by the prospectus supplement dated November 14, 2002 until January 13, 2003, but has indicated that thereafter it might sell more of our shares should the market price improve.

A default under Sea Containers' debt instruments could trigger a default under some of Orient-Express Hotels' loan agreements.

        A default under Sea Containers' loan agreements or public debt indentures could result in a default under some Orient-Express Hotels' loan agreements guaranteed by Sea Containers which contain cross-default provisions to debt of Sea Containers. Any default under loan agreements of Orient-Express Hotels triggered by a default by Sea Containers could also result in cross-defaults to other loan agreements of Orient-Express Hotels. A default under Orient-Express Hotels' loan agreements could lead to foreclosure and loss of control of the properties securing these loan agreements.

        Orient-Express Hotels' loan agreements that finance the Observatory Hotel, Lilianfels Hotel and Venice Simplon-Orient-Express contain cross-default provisions to debt of Sea Containers. As of September 30, 2002, about $35.3 million was outstanding under these facilities and included in the consolidated long-term debt of Orient-Express Hotels. As of the same date, approximately $135.0 million was outstanding under Orient-Express Hotels' loans guaranteed by Sea Containers, including the $35.3 million of the debt referred to in the preceding sentence containing cross-default provisions.

        Orient-Express Hotels is seeking to amend these loan agreements to remove these Sea Containers cross-default provisions and guarantees, but we cannot assure you that we will be able to do so or should we be able to do so, that the terms of such loan agreements will be as favorable to Orient-Express Hotels. We do not intend to enter into loan agreements in the future with provisions containing cross-defaults to Sea Containers' debt or guarantees by Sea Containers. Orient-Express Hotels has guaranteed no debt of Sea Containers.

        Sea Containers is a defendant in a lawsuit in New York State Supreme Court, New York County commenced by investors alleging to be holders of Sea Containers' publicly traded senior notes and claiming, inter alia, that certain defaults under the indentures governing those notes had occurred or would occur as a result of the possible spin-off distribution of Orient-Express Hotels' shares by Sea Containers. Orient-Express Hotels and James B. Sherwood were also named as defendants. The suit was dismissed by the court on June 15, 2001, primarily because the plaintiffs failed to comply with the pre-suit requirements in the indentures and lacked standing to sue. The plaintiffs appealed the court's decision and filed their appeal brief on May 1, 2002. Sea Containers filed its brief on October 2, 2002, and the plaintiffs filed a reply brief on October 11, 2002. The decision on the appeal is now awaited.

        The management of Sea Containers believes that the concerns of the bondholders related primarily to the proposed spin-off distribution. As noted above, Sea Containers recently announced that it no longer plans to proceed with the spin-off; but there has been no indication as to whether or not the plaintiffs will withdraw the lawsuit in light of that announcement. The management of Sea Containers believes that the suit is without merit. However, if the plaintiffs were to prevail in establishing that a default had occurred under the Sea Containers indentures, that default could cause an acceleration of the long-term debt of Orient-Express Hotels that is cross-defaulted to Sea Containers' debt.

Our directors and officers will be able to control the outcome of most matters submitted to a vote of our shareholders.

        On July 22, 2002, a subsidiary of Orient-Express Hotels exercised an option entered into in connection with its initial public offering to acquire from Sea Containers 18,044,478 class B common shares of Orient-Express Hotels for an aggregate purchase price of $180,445. Accordingly, the share-owning subsidiary of Orient-Express Hotels holds common shares of Orient-Express Hotels representing about 77.3% of the voting power for most matters submitted to a vote of its shareholders, and the share-owning subsidiary, together with the directors and officers of Orient-Express Hotels, holds common shares of Orient-Express Hotels representing about 77.5% of the combined voting power for most matters submitted to a vote of our shareholders. In general, holders of Orient-Express Hotels' class A common shares and holders of its class B common shares vote together as a single class, with holders of class A common shares having one-tenth of one vote per share and holders of class B common shares having one vote per share. Therefore, so long as the number of outstanding class B shares exceeds one-tenth the number of outstanding class A common shares, the holders of class B common shares could control the outcome of most matters submitted to a vote of the shareholders. Under Bermuda law, common shares of Orient-Express Hotels owned by its subsidiary will be deemed to be outstanding and may be voted by that subsidiary. The manner in which the subsidiary votes its common shares will be determined by the six directors of the subsidiary, three of whom are also directors or officers of Orient-Express Hotels, consistently with the exercise by those directors of their fiduciary duties to the subsidiary. Those directors, should they choose to act together, will be able to control substantially all matters affecting Orient-Express Hotels, and to block a number of matters relating to any potential change of control of Orient-Express Hotels. See "Description of Common Shares—Voting Rights."

        James B. Sherwood, Daniel J. O'Sullivan, John D. Campbell and Edwin S. Hetherington are directors or officers of Orient-Express Hotels and also of Sea Containers, which after the sale of the shares covered by this prospectus will own 12,293,901 class A shares and 2,459,399 class B shares of Orient-Express Hotels representing about 15.8% of the combined voting power of Orient-Express Hotels' shares. Thus, the shares of Orient-Express Hotels owned by our directors, officers and share-owning subsidiary, together with remaining shares of Orient-Express Hotels owned by Sea Containers, represent about 93.3% of the combined voting power of our shares.

Some of our directors and executive officers may have conflicts of interest because of their ownership of Sea Containers class A and class B common shares or their positions at Sea Containers.

        Some of our directors and executive officers—James B. Sherwood, John D. Campbell, Daniel J. O'Sullivan and Edwin S. Hetherington—hold Sea Containers class A and class B common shares and options to purchase Sea Containers class A and class B common shares, Also, these persons are executive officers or directors of Sea Containers. Ownership of Sea Containers class A and class B common shares by our directors and officers, or their positions as executive officers or directors of Sea containers, could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for Sea Containers and us. We currently do not have any internal controls or procedures in place for resolving these conflicts.

        James B. Sherwood, the chairman of the board of directors and the president of Sea Containers, has an option to purchase the Hotel Cipriani in Venice from Orient-Express Hotels at its fair market value if a change of control of Sea Containers occurs. We plan to amend this option to apply to a change of control of Orient-Express Hotels.

Other Risk Factors

Provisions in our charter documents may discourage potential acquisitions of Orient-Express Hotels, even those which the holders of a majority of its class A common shares might favor.

        Orient-Express Hotels' memorandum of association and bye-laws contain provisions that could make it harder for a third party to acquire it without the consent of its board of directors. These provisions include

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  supermajority shareholder voting provisions for the removal of directors from office with or without cause, and for "business combination" transactions with beneficial owners of shares carrying 15% or more of the votes which may be cast at any general meeting of Orient-Express Hotels, and

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  limitations on the voting rights of such 15% beneficial owners.

        Also, our board of directors has the right under Bermuda law to issue preferred shares without shareholder approval, which could be done to dilute the stock ownership of a potential hostile acquirer. Although we believe these provisions provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by many shareholders.

        These provisions are in addition to the ability of our subsidiary and directors and officers to vote shares representing a significant majority of the total voting power of our common shares. See "Description of Common Shares—Voting Rights." Also, the rights to purchase series A junior preferred shares, one of which is attached to each class A and class B common share, may have antitakeover effects. See "Description of Common Shares—Shareholder Rights Agreement."

We cannot assure you that a judgment of a United States court for liabilities under U.S. securities laws would be enforceable in Bermuda, or that an original action can be brought in Bermuda against Orient-Express Hotels for liabilities under U.S. securities laws.

        Orient-Express Hotels is a Bermuda company, a majority of its directors and officers are residents of Bermuda, the United Kingdom and elsewhere outside the United States, and most of its assets and the assets of its directors and officers are located outside the United States. As a result, it may be difficult for you to

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  effect service of process within the United States upon Orient-Express Hotels or its directors and officers, or

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  enforce judgments obtained in United States courts against Orient-Express Hotels or its directors and officers based upon the civil liability provisions of the United States federal securities laws.

        Orient-Express Hotels has been advised by its Bermuda counsel, Appleby Spurling & Kempe, that there is doubt as to

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  whether a judgment of a United States court based solely upon the civil liability provisions of the United States federal securities laws would be enforceable in Bermuda against Orient-Express Hotels or its directors and officers, and

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  whether an original action could be brought in Bermuda against Orient-Express Hotels or its directors and officers to enforce liabilities based solely upon the United States federal securities laws.

FORWARD-LOOKING STATEMENTS

        This prospectus, and the reports and other information that we have filed with the SEC which are incorporated by reference in this prospectus, contain forward-looking statements, including statements regarding matters such as

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  competitive factors in our businesses,

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  future capital expenditures,

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  future legislation,

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  strikes or other labor disruptions,

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  currency fluctuations, and

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  trends in our future operating performance.

        We have based these forward-looking statements largely on our expectations as well as assumptions we have made and information currently available to our management. When used in this prospectus or in incorporated reports, the words "anticipate," "believe," "estimate," "expect" and similar expressions, as they relate to Orient-Express Hotels or its management, are intended to identify forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, some of which are beyond our control. Actual results could differ materially from those anticipated, as a result of the factors described under "Risk Factors" in this prospectus and other factors. Furthermore, in light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus and incorporated reports might not transpire.

        We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

DESCRIPTION OF COMMON SHARES

        The authorized capital of Orient-Express Hotels consists of 120,000,000 class A common shares, 120,000,000 class B common shares and 30,000,000 preferred shares, all of $.01 par value each. There are currently 28,340,601 class A common shares and 2,459,399 class B common shares outstanding. The number of class B common shares outstanding does not include the 18,044,478 shares owned by a subsidiary of Orient-Express Hotels that are accounted for as a reduction to outstanding shares including for purposes of computing earnings per share while they are owned by the subsidiary.

Dividend Rights

        Holders of class A and class B common shares receive such dividends as the Orient-Express Hotels board of directors declares out of amounts available under Bermuda law for that purpose. The board of directors may not declare a cash dividend on the class A or class B common shares without at the same time declaring an equal cash dividend on the other class of common shares.

        For distributions other than cash dividends, the class A and class B common shares rank equally and have the same rights, except that

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  Orient-Express Hotels can distribute class A common shares, or rights, options or warrants to subscribe for class A common shares, only to the holders of class A common shares,

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  Orient-Express Hotels can distribute class B common shares, or rights, options or warrants to subscribe for class B common shares, only to the holders of class B common shares, and

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  the ratio of the number of class A common shares outstanding to the number of class B common shares outstanding, each on a fully diluted basis, must be the same immediately after such a distribution as immediately before it, except as may be provided in the shareholder rights agreement described below.

        No Bermuda law, decree or regulation restricts the export or import of capital, affects payment of dividends or other distributions by Orient-Express Hotels to non-resident shareholders, or subjects United States holders of class A or class B common shares to taxes. Future dividends will depend upon Orient-Express Hotels results of operations, financial position, capital requirements and other relevant factors.

Voting Rights

        Except as otherwise provided by Bermuda law, the holders of class A and class B common shares have exclusive voting rights at any general meeting of shareholders of Orient-Express Hotels, subject to the voting rights of the holders of any preferred shares which Orient-Express Hotels may issue in the future.

        In general, holders of class A common shares and holders of class B common shares vote together as a single class with holders of class A common shares having one-tenth of one vote per share and holders of class B common shares having one vote per share. However,

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  Any action varying the rights of either class would require the separate approval of that class as well as the approval of both classes voting together.

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  Any "Business Combination," as defined in the bye-laws, involving Orient-Express Hotels and an "interested person" must be approved by the holders of not less than 90% of the outstanding class A and class B common shares voting together as a single class, each with one vote, unless the Business Combination meets certain procedural and fair price requirements. An interested person is defined generally as a person, other than Orient-Express Hotels, Sea Containers and each of their respective subsidiaries, which is the beneficial owner of shares or rights over shares carrying 15% or more of the votes which may be cast at any general meeting of Orient-Express Hotels.

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  The shareholders of Orient-Express Hotels may remove directors from office, with or without cause, at a special general meeting only by a resolution adopted by the holders of not less than 90% of the outstanding class A and class B common shares voting together as a single class, each with one vote. A director may also be removed for cause by resolution of the directors, or can be defeated for re-election at an annual general meeting.

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  If at any time a person becomes an interested person as defined above, that person, with certain exceptions, will not be able to cast more than 15% of the votes which may be cast at any general meeting of Orient-Express Hotels for a period of five years from the date that such person first became an interested person.

        There is no provision for cumulative voting for the election of our directors, under which, for example, a shareholder with ten votes participating in an election for three directors could cast 30 votes for one nominee rather than 10 votes for each of three nominees. In the absence of cumulative voting, all of the directors can be elected by those shareholders which together can cast a majority of the votes represented by all outstanding class A common shares each with one-tenth of a vote and all outstanding class B common shares each with one vote. So long as the number of outstanding class B common shares exceeds one-tenth the number of outstanding class A common shares, the holders of class B common shares could control the outcome of most matters submitted to a vote of our shareholders.

        In general, under The Companies Act 1981 of Bermuda and the Orient-Express Hotels bye-laws, approval of any matter proposed at any general meeting requires the affirmative vote of a simple majority of the total votes cast on that matter by the holders of class A common shares and class B common shares present in person or represented by proxy. Matters requiring such simple majority approval include proposals for the sale of all or substantially all of Orient-Express Hotels assets, and amendments to its memorandum of association or bye-laws. A few matters would require more than majority approval under The Companies Act 1981, such as loans to directors, which would require the affirmative vote of at least 90% of the total votes of all outstanding class A and class B common shares, or a change of Orient-Express Hotels independent auditors, which would require the affirmative vote of at least two-thirds of the total votes cast of class A and class B common shares, or a proposal for the amalgamation or merger of Orient-Express Hotels with another corporation, which would require the affirmative vote of at least 75% of the total votes cast of class A and class B common shares.

        The normal quorum for general meetings is the presence, in person or by proxy, of the holders of class A and class B common shares carrying a majority of the votes which may be cast at the meeting. However, at any special general meeting called for the purpose of electing directors or increasing or reducing the number of directors, the holders of not less than 90% in number of the outstanding class A and class B common shares must be present in person or by proxy to constitute a quorum.

        There are no limitations imposed by Bermuda law or by Orient-Express Hotels' charter and bye-laws on the rights of persons who are not citizens or residents of Bermuda to hold or vote class A or class B common shares.

Shareholder Rights Agreement

        Orient-Express Hotels has in place a shareholder rights agreement providing for rights to purchase series A junior participating preferred shares of Orient-Express Hotels. The rights are not currently exercisable and they are attached to and trade together with the class A and class B common shares on a one-to-one basis. A right will be attached to each class A common share sold in this offering.

        The shareholder rights agreement will take effect not earlier than the tenth day after the first to occur of

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  the public announcement that a person or group has become an "acquiring person," that is, a person or group that has acquired beneficial ownership of shares carrying 20% or more of the total votes which may be cast at any general meeting of Orient-Express Hotels, but excluding any subsidiary of Orient-Express Hotels, Sea Containers or any subsidiary of Sea Containers, and

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  the commencement or announcement of an intended tender offer or exchange offer for shares carrying 30% or more of the total votes which may be cast at any general meeting of Orient-Express Hotels.

        At that time, the rights then attached to all outstanding class A and class B common shares will become separate securities, and each right will entitle its holder to purchase one one-hundredth of a Series A junior participating preferred share of Orient-Express Hotels at an exercise price of $142. The exercise price will be adjusted in the future to reflect stock splits and other changes to the class A and class B common shares.

        However,

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  From and after the date on which any person becomes an acquiring person, each holder of a right other than the acquiring person may exercise the right and receive, at the then current exercise price of the right, that number of class A common shares, in the case of a right which previously was attached to a class A common share, or that number of class B common shares, in the case of a right which previously was attached to a class B common share, or other securities, cash or property, then having a market value of twice the exercise price;

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  If, after the shareholder rights agreement takes effect, Orient-Express Hotels is acquired by consolidation, merger or amalgamation, or Orient-Express Hotels sells or otherwise transfers 50% or more of its consolidated assets or earning power, each holder of a right, other than an acquiring person, may exercise the right and receive, at the then current exercise price of the right, an amount of the common equity of the acquiring company or its public company parent which at the time of such transaction would have a market value of twice the exercise price of the right; and

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  At any time after any person becomes an acquiring person and before a person or group (other than Orient-Express Hotels, Sea Containers or certain of their affiliates) acquires beneficial ownership of 50% or more of the total voting rights which may be cast at any general meeting of Orient-Express Hotels, the board of directors of Orient-Express Hotels may exchange all or some of the rights other than rights beneficially owned by an acquiring person, which rights will thereafter be void, at an exchange ratio of

  (A)
  one class A common share per right in the case of rights which, prior to the date they became separate securities, were evidenced by certificates for class A common shares, and

  (B)
  one class B common share per right in the case of rights which, prior to the date they became separate securities, were evidenced by certificates for class B common shares,

subject to adjustment in certain events.

        The rights will expire on June 1, 2010. However, the board of directors of Orient-Express Hotels may redeem all but only all of the rights sooner at a price of $0.05 per right at any time before the close of business on the tenth day after the date on which a person becomes an acquiring person.

        The purpose of the rights is to diminish the attractiveness of Orient-Express Hotels to persons who might otherwise have an interest in acquiring control of Orient-Express Hotels on unfair or coercive terms and to impede such persons from attempting to gain control of Orient-Express Hotels on such terms through a tender or exchange offer, by a proxy contest or by other means.

Liquidation Rights

        In a liquidation, dissolution or winding-up of Orient-Express Hotels, holders of class A and class B common shares as a single class would participate equally per share in the assets remaining available for distribution to shareholders, after payment of the liabilities of Orient-Express Hotels and the liquidation preferences on its preferred shares.

Conversion Rights

        The class A common shares are not convertible into any other security. Each class B common share is convertible at any time without any additional payment into one class A common share.

Miscellaneous

        Neither class A nor class B common shares have the benefit of sinking fund provisions or are redeemable or carry any preemptive or other rights to subscribe for additional shares, except that holders of class B common shares may convert their shares into class A common shares as described above. The holders of class A and class B common shares are not liable for any further calls or assessments.

SELLING SHAREHOLDER

        As of the date of this prospectus, Sea Containers owns 15,043,901 class A common shares and 2,459,399 class B common shares. This represents approximately 53% and 12%, respectively, of each such class currently outstanding including those shares held by a subsidiary of Orient-Express Hotels, or 53% and 100%, respectively, of each such class outstanding excluding the shares held by the subsidiary. Therefore, if Sea Containers sells all of the shares covered in this prospectus, it will continue to own 12,293,901 class A common shares and 2,459,399 class B shares.

        For information concerning the relationship between Orient-Express Hotels and Sea Containers, we refer you to the portions of this prospectus under the headings "Risk Factors—Risks Relating to Our Relationship with Sea Containers Ltd."

PLAN OF DISTRIBUTION

        Orient-Express Hotels is registering the Shares on behalf of Sea Containers, as selling shareholder, and also on behalf of any donees, pledges, transferees and other successors-in-interest that may receive Shares from Sea Containers after the date of this prospectus as a gift, pledge, partnership distribution or other non-sale related transfer. Sea Containers is bearing all costs, expenses and fees in connection with the registration of the Shares under the Securities Act of 1933 and will pay any brokerage commissions and similar selling expenses attributable to the sale of Shares. Orient-Express Hotels will receive no part of the proceeds from the sale of the Shares by Sea Containers. Sea Containers has agreed to indemnify Orient-Express Hotels against certain losses, claims, damages and liabilities incident to the sale of the Shares, including liabilities under the Securities Act.

        Sea Containers has informed Orient-Express Hotels that it may effect sales of Shares from time to time in

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  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers,

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  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

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  purchases by a broker-dealer as principal and resale by the broker-dealer for its account,

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  an exchange distribution or special offering in accordance with the rules of the applicable exchange,

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  privately negotiated transactions,

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  short sales,

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  sales by broker-dealers of a specified number of such shares at a stipulated price per share,

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  a combination of any such methods of sale, and

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  any other method permitted pursuant to applicable law,

at market prices prevailing at the time of sale, or at negotiated prices. These sales may or may not involve brokers or dealers.

        Sea Containers may sell Shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Any of these broker-dealers may receive compensation in the form of discounts, concessions, or commissions from Sea Containers and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they may sell as principal, or both. Compensation as to a particular broker-dealer may exceed customary commissions.

        Sea Containers and any broker-dealers that act in connection with the sale of Shares might be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any compensation these broker-dealers receive, and any profit they realize from the resale of the Shares while acting as principals, might be considered as underwriting discounts or commissions. Sea Containers may agree to indemnify any agent, dealer or broker that participates in transactions involving sales of the Shares against certain liabilities, including liabilities arising under the Securities Act.

        Because Sea Containers may be an "underwriter" within the meaning of Section 2(11) of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act for offers and sales of the Shares, including delivery through the facilities of the New York Stock Exchange as provided in Rule 153 under the Securities Act. Orient-Express Hotels has informed Sea Containers that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to sales in the market by Sea Containers.

        Sea Containers may also resell all or some of the Shares in open market transactions under Rule 144 under the Securities Act, if available, rather than under the prospectus.

        If Sea Containers notifies Orient-Express Hotels that Sea Containers has entered into any material arrangement with a broker-dealer for the sale of Shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, Orient-Express Hotels will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing

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  the name of the participating broker-dealer(s),

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  the number of Shares involved,

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  the price at which such Shares were sold,

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  the commission paid or discounts or concessions allowed to the broker-dealer(s), where applicable,

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  whether the broker-dealer(s) conducted any investigation to verify the information in or incorporated by reference in this prospectus, and

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  other material facts of the transaction.

Also, if Sea Containers notifies Orient-Express Hotels that a donee, pledgee, transferee or other successor-in-interest of the Shares intends to sell more than 500 Shares, Orient-Express Hotels will file an appropriate supplement to this prospectus.

        The maximum commission or discount to be received by any NASD member or independent broker-dealer will no be greater than 8% for the sale of any securities being registered pursuant to Rule 415.

AUTHORIZED REPRESENTATIVE

        Orient-Express Hotels' authorized representative in the United States for this offering as required pursuant to Section 6(a) of the Securities Act of 1933, is J. Robert Lovejoy, One Rockefeller Plaza, New York, New York 10020. Orient-Express Hotels has agreed to indemnify the authorized representative against liabilities under the Securities Act of 1933.

LEGAL MATTERS

        Carter, Ledyard & Milburn, New York, New York, is passing upon matters of United States law for Orient-Express Hotels and Sea Containers with respect to this offering, and Appleby Spurling & Kempe, Hamilton, Bermuda, is passing upon matters of Bermuda law for Orient-Express Hotels and Sea Containers with respect to this offering. Robert M. Riggs, a member of Carter, Ledyard & Milburn, is a director of Sea Containers, and John D. Campbell, senior counsel of Appleby Spurling & Kempe, is a director and a vice president of Orient-Express Hotels and Sea Containers.

EXPERTS

        The financial statements and the related financial statement schedule incorporated in this prospectus by reference from Orient-Express Hotels' Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated in this prospectus by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        This prospectus is a part of a registration statement on Form S-3 which Orient-Express Hotels filed with the SEC under the Securities Act of 1933, Registration No. 333-67268. We refer you to this registration statement for further information with respect to Orient-Express Hotels and the class A common shares offered by this prospectus.

        Orient-Express Hotels files annual, quarterly and special reports and other information with the Securities and Exchange Commission (Commission File Number 1-16017). These filings contain some information which does not appear in this prospectus. For further information about Orient-Express Hotels, you may obtain these filings over the internet at the SEC's Web site at http://www.sec.gov. You may also read and copy these filings at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330, and may obtain copies of Orient-Express Hotels' filings from the public reference room by calling (202) 942-8090.

        The SEC allows Orient-Express Hotels to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to other documents which Orient-Express Hotels has filed or will file with the SEC. We are incorporating by reference in this prospectus

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  Orient-Express Hotels' Annual Report on Form 10-K for the fiscal year ended December 31, 2001,

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  Orient-Express Hotels' Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2002, June 30, 2002 and September 30, 2002,

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  Orient-Express Hotels' Current Report on Form 8-K dated August 6, 2002,

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  The description of Orient-Express Hotels' class A common shares which appears in its Registration Statement on Form 8-A dated July 28, 2000, for the registration of the class A common shares under Section 12(b) of the Securities Exchange Act of 1934, and

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  The description of the Rights which appears in Orient-Express Hotels' Registration Statement on Form 8-A dated July 28, 2000 for the registration of the Rights under Section 12(b) of the Securities Exchange Act of 1934.

        All documents which Orient-Express Hotels files with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Securities Exchange Act after the date of this prospectus and before the termination of this offering of class A common shares shall be deemed to be incorporated by reference in this prospectus and to be a part of it from the filing dates of such documents. Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above listed documents.

        We shall provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to the Secretary, Orient-Express Hotels Inc., 1155 Avenue of the Americas, New York, New York 10036 (telephone 212-302-5055).

        Orient-Express Hotels is a Bermuda company and is a "foreign private issuer" as defined in Rule 3b-4 under the Securities Exchange Act of 1934. As a result, (1) Orient-Express Hotels' proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Securities Exchange Act, and (2) transactions in Orient-Express Hotels' equity securities by its officers and directors are exempt from Section 16 of the Exchange Act.

2,750,000 Shares

Orient-Express Hotels Ltd.

Class A Common Shares

P R O S P E C T U S     S U P P L E M E N T

Merrill Lynch & Co.
Lazard

November 14, 2002